SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2013

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A. CNPJ [Brazilian National Taxpayer Registry] 07.526.557/0001-00  NIRE [Corporate Registry Identification Number] 35.300.368.941

MATERIAL FACT NOTICE

Ambev S.A (“the Company”), in compliance with the provisions of Ruling No. 358/2002 of the Brazilian Securities Commission (the “CVM”), informs that on October 30, 2013, CVM granted Company’s registration as a publicly-held company in the “A” category, pursuant to CVM Ruling No. 480/2009 (“Registration”).

As a result of the Registration, Company’s shares and American Depositary Receipts are expected to begin trading, respectively, in the traditional listing segment of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros and in the New York Stock Exchange around mid-November, 2013. We will inform the market any further steps on the matter.

São Paulo, October 31, 2013.

/s/Nelson José Jamel

Ambev S.A.

Nelson José Jamel

Financial and Investor Relations Officer

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2013

AMBEV S.A.

By:	/s/ Nelson Jose Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer